02036468

1-12154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2001

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

CR6H

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Waste Management Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, and supplemental schedule G, part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 16, 2002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS, at fair value:		
Plan interest in the Master Trust (Note 3)	$898,872,557	$871,153,032
Total investments	898,872,557	871,153,032
RECEIVABLES:		
Employee contributions	507,277	996,918
Employer contributions	307,231	1,039,994
Total receivables	814,508	2,036,912
NET ASSETS AVAILABLE FOR BENEFITS	$899,687,065	$873,189,944

The accompanying notes are an integral part of these financial statements.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:	
Contributions-	
Employee	$ 65,847,681
Rollover	7,968,778
Employer	38,813,290
	112,629,749
Plan mergers/transfers (Note 4)	4,606,590
Total additions	117,236,339
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:	
Net investment loss from the Master Trust (Note 3)	5,820,837
Benefits paid to participants	83,698,577
Administrative expenses	1,219,804
Total deductions	90,739,218
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	26,497,121
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	873,189,944
End of year	$899,687,065

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF PLAN:

The following description of the Waste Management Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries (Waste Management or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration

The board of directors of the Company has named an administrative committee (the Administrative Committee) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the Master Trust) with State Street Bank and Trust Company (State Street) whereby State Street serves as trustee of the Plan (see Note 3). CitiStreet, an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).

Employees of the Company who are ineligible to participate in the Plan consist of (a) leased employees, (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan, (c) individuals providing services to the Company as independent contractors, (d) employees performing services on a seasonal or temporary basis, (e) certain nonresident aliens who have no earned income from sources within the United States of America and (f) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan (Employee Contribution), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (Rollover Contribution). The Company matches 100 percent of each participant's Employee Contribution up to 3 percent of the participant's compensation, as defined by the Plan, plus 50 percent of the participant's Employee Contribution in excess of 3 percent of the participant's compensation up to 6 percent of the participant's compensation (Employer Contribution).

Participants in the Plan who received a distribution from the terminating Waste Management, Inc. Pension Plan (the Pension Plan) were given an option in which they could elect to roll over their distribution from the Pension Plan to the Plan. Such amounts elected to be transferred are included in rollover contributions in the accompanying statement of changes in net assets available for benefits.

Investment Options

The Plan, through its investments in the Master Trust, currently offers six common collective trust funds; a Company common stock fund; a self-managed account (new investment option as of January 8, 2001), which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options), for participants. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. Certain participants' accounts are invested in Waste Management, Inc., convertible notes (the Notes). No new investments are permitted in the Notes, and participants can move their investment out of the Notes at any time. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock, including Company common stock, held in the participant's account.

Vesting

Participants are immediately vested in their Employee Contribution, Rollover Contribution and Employer Contribution plus earnings thereon. Special vesting provisions, as defined by the Plan, apply to employee stock ownership plan (ESOP) accounts under the Plan. Forfeited balances of terminated participants' nonvested ESOP accounts and account balances forfeited prior to the change to 100 percent vesting are available to reduce any future Employer Contribution.

Participant Accounts

Each participant's account is credited with the participant's Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant's account based upon the participant's proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant's death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Prior to July 1, 2001, a participant could have elected payment in substantially equal monthly, quarterly, semiannual or annual distributions over a period of years. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 12 months after receiving the hardship distribution.

Loans

Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants' vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) existed prior to January 1, 1999, (b) result from a merger of another plan into this Plan or (c) result from a participant's loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the IRC). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly and must be repaid over a period not to exceed five years.

Administrative Expenses

Master Trust administrative expenses, including trustee, investment management and loan administration fees, are generally allocated in proportion to the investment balances of the underlying plans, except for loan administration fees, which are charged directly to the account balance of the participant electing the loan. Master Trust administrative expenses are reflected as a reduction of Master Trust investment income and presented as a net investment loss from the Master Trust in the accompanying statement of changes in net assets available for benefits. Plan level administrative expenses, which include primarily record-keeping fees, are presented as administrative expenses in the accompanying statement of changes in net assets available for benefits. In 2001, the Company elected to pay certain audit and legal fees of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's Administrative Committee to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid. The Plan has amounts pending distribution to participants of $1,566,743 and $789,599 as of December 31, 2001 and 2000, respectively (see Note 6).

Investments

The Plan interest in the Master Trust is reported at fair value based on the initial investment to the Master Trust plus actual deposits and allocated investment income less actual withdrawals and allocated administrative expenses. Company common stock, convertible notes and investments of the self-managed account held by the Master Trust are valued at the quoted market price as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investment in the Master Trust which in turn invests in various common collective trust funds, Company common stock, convertible notes and a self-managed account. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3. PLAN INTEREST IN THE MASTER TRUST (UNAUDITED):

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the Union Plan). As of December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust exceeds 99.9 percent.

	2001	2000
Assets-		
Investments, at fair value-		
Active U.S. Small Cap Fund-Series A[a]	$ 54,841,580	$ 53,747,912
International Growth Opportunities Fund-Series A[a]	51,046,906	60,094,623
Daily Bond Market Fund-Series A[a]	112,850,655	92,829,290
Active U.S. Large Cap Core Fund-Series A[a]	114,895,090	112,031,009
Stable Fixed Income Fund for Employee Benefit Trusts[a][b]	215,860,680	198,580,700
S&P 500 Flagship Fund Series[a]	164,986,390	195,862,617
Waste Management, Inc., common stock[a]	122,579,621	110,467,977
Loans to participants[a][c]	48,025,740	43,064,671
Other[d]	14,068,739	4,243,838
Total investments	899,155,401	870,922,637
Interest receivable	1,114,915	1,101,724
Cash, noninterest-bearing	18,678	89,422
Total assets	900,288,994	872,113,783
Liabilities-		
Administrative fees payable	865,225	620,639
Total liabilities	865,225	620,639
Total net assets	$899,423,769	$871,493,144
Plan interest	$898,872,557	$871,153,032
Union Plan interest	551,212	340,112

[a] Represents investments that total 5 percent or more of the Master Trust's total net assets.

[b] The Stable Fixed Income Fund for Employee Benefit Trusts (the Fund) includes guaranteed investment contracts (GICs), synthetic GICs and other short-term investments. The Fund is fully benefit-responsive and is recorded at contract value. The fair value of the Master Trust's investment in the Fund, as determined by State Street, at December 31, 2001 and 2000, is approximately $227,800,000 and $202,200,000, respectively. The effective yield of the GICs and synthetic GICs for the year ended December 31, 2001, was 6.31 percent. The crediting interest rate was 6.13 percent and 6.55 percent as of December 31, 2001 and 2000, respectively.

[c] Interest rates from 5.00 percent to 11.00 percent for 2001 and 2000.

[d] Other includes convertible notes and cash equivalents for 2001 and 2000. For 2001, other also includes the self-managed account (excluding amounts invested in Waste Management, Inc., common stock separately shown).

Income or loss from investments held in the Master Trust for the year ended December 31, 2001, is as follows:

Interest	$ 17,185,617
Dividends	62,355
Other income	446,845
Net investment loss from-	
Common collective trust funds	(37,062,309)
Mutual funds	(192,737)
Net appreciation in fair value of-	
Common stock	16,088,936
Convertible notes	236,138
Total investment loss	(3,235,155)
Administrative fees	(2,638,206)
Net loss	$ (5,873,361)
Plan's interest in net investment loss from the Master Trust	$ (5,820,837)
Union Plan's interest in net investment loss from the Master Trust	(52,524)

4. PLAN MERGERS/TRANSFERS:

During 2001, the assets of plans of various acquired companies were merged or transferred into the Plan. The following sets forth significant mergers and transfers to the Plan during 2001:

Reno Disposal Companies Profit Sharing 401(k) Plan	$3,102,570
Don's Disposal Service, Inc. 401(k) Profit Sharing Plan	516,575
Brem-Air Disposal, Inc. 401(k) Profit Sharing Plan	397,919
Other plans	589,526
Total Plan mergers/transfers	$4,606,590

5. FEDERAL INCOME TAXES:

The Plan is currently designed as a Safe Harbor Plan as defined by the Internal Revenue Service (the IRS). The Plan received a favorable determination letter from the IRS dated October 7, 1996. Although the Plan has been amended and restated since receiving the determination letter, the Administrative Committee believes that the Plan is designed and operating in compliance with the applicable requirements of the IRC. Therefore, the Administrative Committee believes that the Plan is qualified and the related Master Trust is tax-exempt as of December 31, 2001 and 2000. The Administrative Committee has filed for a determination letter from the IRS for the amended and restated Plan.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per the financial statements	$899,687,065	$873,189,944
Less- Amounts pending distribution to participants	(1,566,743)	(789,599)
Net assets available for benefits per the Form 5500	$898,120,322	$872,400,345

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$83,698,577
Add- Amounts pending distribution to participants at December 31, 2001	1,566,743
Less- Amounts pending distribution to participants at December 31, 2000	(789,599)
Benefits paid to participants per the Form 5500	$84,475,721

Amounts pending distribution to participants are recorded on the Form 5500 for distribution requests that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7. PLAN TERMINATION:

Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. RELATED-PARTY TRANSACTIONS:

The Master Trust invests in shares of common collective trust funds managed by State Street. Master Trust and Plan level administrative expenses represent amounts paid to State Street or an affiliate. State Street is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Master Trust invests in shares of Waste Management, Inc., common stock and Waste Management, Inc., convertible notes. Waste Management, Inc., is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. NONEXEMPT TRANSACTIONS:

For the year ended December 31, 2001, certain contributions were not remitted to the Plan within the time frame established by the Department of Labor's Regulation 29 CFR 2510.3-102. As such, these transactions represented nonexempt transactions between the Company and the Plan as shown in Schedule II. Interest on these contributions has been remitted to the Plan and allocated to the affected participants at the time of contribution remittance.

10. COMMITMENTS AND CONTINGENCIES:

On April 1, 2002, a lawsuit was filed against the Company, the Plan and certain of its fiduciaries in the United States District Court for the District of Columbia. On April 26, 2002, the plaintiffs filed an amended complaint adding additional defendants and additional allegations. To date, the plaintiffs have not served the defendants in this action. The plaintiffs assert breach of fiduciary duty claims against the Plan, the Company, Waste Management Holdings, Inc., formerly known as Waste Management, Inc. (Old Waste Management), the Waste Management Retirement Savings Plan (the Old Waste Plan), which was sponsored by Old Waste Management, and merged into the Plan on February 1, 1999, and various fiduciaries of the Old Waste Plan and the Plan. Among other things, the plaintiffs allege that (a) the fiduciaries of the Old Waste Plan violated their fiduciary duties by causing or permitting that plan to make new investments in Old Waste Management stock, (b) certain named parties failed to take steps to pursue the fiduciary breach claims on behalf of the Old Waste Plan, (c) a certain named former trustee violated his fiduciary obligations to the Old Waste Plan by permitting the Old Waste Plan to approve the merger of Old Waste Management with and into a subsidiary of the Company, then known as USA Waste Services, Inc., without conducting an adequate review of the transaction to ensure that it was in the best interest of the plan participants and (d) certain named fiduciaries failed to protect the claims of the Old Waste Plan and its participants arising out of the acquisition of the Old Waste Management shares. The Plan denies all substantive allegations of the plaintiffs. The Plan asserts that most, if not all, of the plaintiffs' causes of action have been or will be released as a result of the settlement of previous securities litigation proceedings against the Company. The outcome of this lawsuit cannot be predicted with certainty, and these matters could have an impact on the Plan's financial statements. The Company and the Plan intend to defend themselves vigorously in this litigation.

11. SUBSEQUENT EVENTS:

As the Company is experiencing continued acquisitions and divestitures during 2002, the Plan will continue to have mergers/transfers into and mergers/transfers out of the Plan.

The Plan was amended effective January 1, 2002, to reflect the statutory provisions of the Economic Growth and Tax Relief Recovery Act of 2001.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

Identity of Issue	Description of Investment	Cost	Current Value
Master Trust*	Plan interest in Master Trust	[a]	$898,872,557

*Indicates a party in interest to the Plan.
[a]Cost omitted for participant-directed investments.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
Waste Management, Inc.	Employer	Lending of monies from the Plan to the employer (contributions not timely remitted to the Plan) as follows-	
		Deemed loan dated July 27, 2000, maturity of February 23, 2001	$ 48
		Deemed loan dated August 3, 2000, maturity of January 2, 2001	60
		Deemed loan dated August 3, 2000, maturity of February 23, 2001	210
		Deemed loan dated September 7, 2000, maturity of January 2, 2001	523
		Deemed loan dated September 7, 2000, maturity of February 23, 2001	210
		Deemed loan dated October 5, 2000, maturity of January 2, 2001	522
		Deemed loan dated October 5, 2000, maturity of February 23, 2001	149
		Deemed loan dated November 2, 2000, maturity of January 2, 2001	744
		Deemed loan dated November 2, 2000, maturity of February 23, 2001	248
		Deemed loan dated November 30, 2000, maturity of April 1, 2001	35
		Deemed loan dated November 30, 2000, maturity of April 30, 2001	41
		Deemed loan dated December 7, 2000, maturity of February 23, 2001	174
		Deemed loan dated December 7, 2000, maturity of April 24, 2001	107
		Deemed loan dated December 7, 2000, maturity of April 30, 2001	155
		Deemed loan dated December 14, 2000, maturity of February 1, 2001	496
		Deemed loan dated December 28, 2000, maturity of May 9, 2001	19
		Deemed loan dated January 11, 2001, maturity of February 23, 2001	295
		Deemed loan dated January 11, 2001, maturity of April 23, 2001	81
		Deemed loan dated January 11, 2001, maturity of April 30, 2001	58

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated January 11, 2001, maturity of May 9, 2001	$ 27
		Deemed loan dated January 11, 2001, maturity of July 10, 2001	192
		Deemed loan dated January 11, 2001, maturity of July 23, 2001	248
		Deemed loan dated January 18, 2001, maturity of February 23, 2001	296
		Deemed loan dated January 18, 2001, maturity of April 23, 2001	85
		Deemed loan dated January 18, 2001, maturity of April 30, 2001	51
		Deemed loan dated January 18, 2001, maturity of May 9, 2001	24
		Deemed loan dated January 18, 2001, maturity of July 10, 2001	192
		Deemed loan dated January 25, 2001, maturity of February 23, 2001	286
		Deemed loan dated January 25, 2001, maturity of April 23, 2001	60
		Deemed loan dated January 25, 2001, maturity of April 30, 2001	42
		Deemed loan dated January 25, 2001, maturity of May 9, 2001	19
		Deemed loan dated January 25, 2001, maturity of July 10, 2001	203
		Deemed loan dated January 25, 2001, maturity of October 10, 2001	342
		Deemed loan dated January 26, 2001, maturity of November 26, 2001	213
		Deemed loan dated February 1, 2001, maturity of April 23, 2001	69
		Deemed loan dated February 1, 2001, maturity of April 30, 2001	36
		Deemed loan dated February 1, 2001, maturity of May 9, 2001	59
		Deemed loan dated February 1, 2001, maturity of September 26, 2001	242
		Deemed loan dated February 1, 2001, maturity of December 24, 2001	679
		Deemed loan dated February 2, 2001, maturity of August 28, 2001	227
		Deemed loan dated February 8, 2001, maturity of April 23, 2001	57
		Deemed loan dated February 8, 2001, maturity of April 30, 2001	40
		Deemed loan dated February 8, 2001, maturity of May 9, 2001	152
		Deemed loan dated February 8, 2001, maturity of July 10, 2001	205

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated February 8, 2001, maturity of July 23, 2001	$ 18
		Deemed loan dated February 8, 2001, maturity of September 26, 2001	242
		Deemed loan dated February 8, 2001, maturity of October 10, 2001	342
		Deemed loan dated February 8, 2001, maturity of October 30, 2001	89
		Deemed loan dated February 8, 2001, maturity of November 26, 2001	213
		Deemed loan dated February 8, 2001, maturity of November 28, 2001	327
		Deemed loan dated February 15, 2001, maturity of April 23, 2001	57
		Deemed loan dated February 15, 2001, maturity of April 30, 2001	33
		Deemed loan dated February 15, 2001, maturity of May 9, 2001	168
		Deemed loan dated February 15, 2001, maturity of September 26, 2001	242
		Deemed loan dated February 22, 2001, maturity of April 23, 2001	41
		Deemed loan dated February 22, 2001, maturity of April 30, 2001	20
		Deemed loan dated February 22, 2001, maturity of May 9, 2001	187
		Deemed loan dated February 22, 2001, maturity of July 10, 2001	261
		Deemed loan dated February 22, 2001, maturity of July 23, 2001	4,276
		Deemed loan dated February 22, 2001, maturity of July 24, 2001	101
		Deemed loan dated February 22, 2001, maturity of November 28, 2001	327
		Deemed loan dated March 1, 2001, maturity of April 23, 2001	27
		Deemed loan dated March 1, 2001, maturity of April 30, 2001	39
		Deemed loan dated March 1, 2001, maturity of May 9, 2001	153
		Deemed loan dated March 1, 2001, maturity of September 26, 2001	242
		Deemed loan dated March 8, 2001, maturity of April 23, 2001	46
		Deemed loan dated March 8, 2001, maturity of April 30, 2001	39
		Deemed loan dated March 8, 2001, maturity of May 9, 2001	173
		Deemed loan dated March 8, 2001, maturity of July 10, 2001	205

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated March 8, 2001, maturity of July 23, 2001	$ 974
		Deemed loan dated March 8, 2001, maturity of August 28, 2001	227
		Deemed loan dated March 8, 2001, maturity of September 19, 2001	65
		Deemed loan dated March 8, 2001, maturity of September 26, 2001	242
		Deemed loan dated March 8, 2001, maturity of October 10, 2001	342
		Deemed loan dated March 10, 2001, maturity of August 17, 2001	2,057
		Deemed loan dated March 15, 2001, maturity of April 23, 2001	44
		Deemed loan dated March 15, 2001, maturity of April 30, 2001	38
		Deemed loan dated March 15, 2001, maturity of May 9, 2001	196
		Deemed loan dated March 15, 2001, maturity of September 19, 2001	65
		Deemed loan dated March 15, 2001, maturity of September 26, 2001	242
		Deemed loan dated March 15, 2001, maturity of November 12, 2001	435
		Deemed loan dated March 15, 2001, maturity of November 28, 2001	323
		Deemed loan dated March 22, 2001, maturity of April 23, 2001	41
		Deemed loan dated March 22, 2001, maturity of April 30, 2001	44
		Deemed loan dated March 22, 2001, maturity of May 9, 2001	218
		Deemed loan dated March 22, 2001, maturity of July 10, 2001	205
		Deemed loan dated March 22, 2001, maturity of July 23, 2001	42
		Deemed loan dated March 22, 2001, maturity of September 19, 2001	65
		Deemed loan dated March 22, 2001, maturity of September 26, 2001	242
		Deemed loan dated March 22, 2001, maturity of October 10, 2001	342
		Deemed loan dated March 22, 2001, maturity of November 28, 2001	327
		Deemed loan dated March 29, 2001, maturity of April 30, 2001	39
		Deemed loan dated March 29, 2001, maturity of May 9, 2001	236
		Deemed loan dated March 29, 2001, maturity of July 10, 2001	205

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated March 29, 2001, maturity of July 23, 2001	$ 41
		Deemed loan dated March 29, 2001, maturity of August 28, 2001	136
		Deemed loan dated March 29, 2001, maturity of September 19, 2001	65
		Deemed loan dated March 29, 2001, maturity of November 28, 2001	323
		Deemed loan dated March 29, 2001, maturity of December 24, 2001	41
		Deemed loan dated April 5, 2001, maturity of May 22, 2001	6,376
		Deemed loan dated April 5, 2001, maturity of July 10, 2001	220
		Deemed loan dated April 5, 2001, maturity of September 19, 2001	65
		Deemed loan dated April 6, 2001, maturity of December 24, 2001	43,485
		Deemed loan dated April 12, 2001, maturity of July 10, 2001	220
		Deemed loan dated April 12, 2001, maturity of August 24, 2001	42
		Deemed loan dated April 12, 2001, maturity of August 28, 2001	227
		Deemed loan dated April 12, 2001, maturity of September 19, 2001	65
		Deemed loan dated April 12, 2001, maturity of September 26, 2001	242
		Deemed loan dated April 12, 2001, maturity of November 28, 2001	327
		Deemed loan dated April 12, 2001, maturity of December 24, 2001	7,786
		Deemed loan dated April 19, 2001, maturity of June 15, 2001	57
		Deemed loan dated April 19, 2001, maturity of July 10, 2001	195
		Deemed loan dated April 19, 2001, maturity of August 24, 2001	222
		Deemed loan dated April 19, 2001, maturity of August 28, 2001	242
		Deemed loan dated April 19, 2001, maturity of September 19, 2001	65
		Deemed loan dated April 19, 2001, maturity of September 26, 2001	255
		Deemed loan dated April 19, 2001, maturity of October 10, 2001	342
		Deemed loan dated April 19, 2001, maturity of November 28, 2001	327
		Deemed loan dated April 20, 2001, maturity of September 21, 2001	2,635

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated April 20, 2001, maturity of December 24, 2001	$ 1,175
		Deemed loan dated April 26, 2001, maturity of June 15, 2001	57
		Deemed loan dated April 26, 2001, maturity of July 10, 2001	195
		Deemed loan dated April 26, 2001, maturity of August 24, 2001	88
		Deemed loan dated April 26, 2001, maturity of September 19, 2001	65
		Deemed loan dated April 26, 2001, maturity of December 24, 2001	7,923
		Deemed loan dated April 26, 2001, maturity of January 11, 2002	5,948
		Deemed loan dated May 3, 2001, maturity of July 10, 2001	366
		Deemed loan dated May 3, 2001, maturity of August 24, 2001	196
		Deemed loan dated May 3, 2001, maturity of September 19, 2001	65
		Deemed loan dated May 3, 2001, maturity of December 24, 2001	59
		Deemed loan dated May 10, 2001, maturity of July 10, 2001	366
		Deemed loan dated May 10, 2001, maturity of September 19, 2001	65
		Deemed loan dated May 10, 2001, maturity of December 24, 2001	815
		Deemed loan dated May 17, 2001, maturity of July 10, 2001	195
		Deemed loan dated May 17, 2001, maturity of August 24, 2001	697
		Deemed loan dated May 17, 2001, maturity of December 24, 2001	474
		Deemed loan dated May 24, 2001, maturity of July 10, 2001	195
		Deemed loan dated May 25, 2001, maturity of December 24, 2001	118
		Deemed loan dated May 31, 2001, maturity of July 10, 2001	195
		Deemed loan dated May 31, 2001, maturity of August 24, 2001	90
		Deemed loan dated May 31, 2001, maturity of December 24, 2001	200
		Deemed loan dated June 14, 2001, maturity of August 24, 2001	212
		Deemed loan dated June 14, 2001, maturity of September 7, 2001	202
		Deemed loan dated June 14, 2001, maturity of September 26, 2001	249

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated June 21, 2001, maturity of September 26, 2001	$ 327
		Deemed loan dated June 21, 2001, maturity of December 24, 2001	205
		Deemed loan dated June 28, 2001, maturity of July 20, 2001	196
		Deemed loan dated June 28, 2001, maturity of August 24, 2001	1,482
		Deemed loan dated June 28, 2001, maturity of September 26, 2001	249
		Deemed loan dated July 5, 2001, maturity of August 24, 2001	211
		Deemed loan dated July 5, 2001, maturity of September 26, 2001	249
		Deemed loan dated July 5, 2001, maturity of December 24, 2001	7,746
		Deemed loan dated July 12, 2001, maturity of September 26, 2001	327
		Deemed loan dated July 19, 2001, maturity of September 26, 2001	59
		Deemed loan dated July 19, 2001, maturity of October 10, 2001	102
		Deemed loan dated July 19, 2001, maturity of December 11, 2001	832
		Deemed loan dated July 19, 2001, maturity of December 24, 2001	109
		Deemed loan dated July 20, 2001, maturity of December 24, 2001	668
		Deemed loan dated July 26, 2001, maturity of September 7, 2001	60
		Deemed loan dated July 26, 2001, maturity of December 24, 2001	141
		Deemed loan dated August 2, 2001, maturity of October 10, 2001	102
		Deemed loan dated August 2, 2001, maturity of October 18, 2001	22
		Deemed loan dated August 2, 2001, maturity of December 24, 2001	771
		Deemed loan dated August 9, 2001, maturity of October 26, 2001	72
		Deemed loan dated August 9, 2001, maturity of November 9, 2001	53
		Deemed loan dated August 9, 2001, maturity of December 24, 2001	403
		Deemed loan dated August 16, 2001, maturity of September 26, 2001	102
		Deemed loan dated August 16, 2001, maturity of October 18, 2001	44
		Deemed loan dated August 16, 2001, maturity of October 26, 2001	72

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[(a)]
		Deemed loan dated August 16, 2001, maturity of November 9, 2001	$ 57
		Deemed loan dated August 16, 2001, maturity of December 24, 2001	96
		Deemed loan dated August 23, 2001, maturity of September 26, 2001	249
		Deemed loan dated August 23, 2001, maturity of October 10, 2001	179
		Deemed loan dated August 23, 2001, maturity of October 26, 2001	72
		Deemed loan dated August 23, 2001, maturity of November 9, 2001	55
		Deemed loan dated August 23, 2001, maturity of December 24, 2001	608
		Deemed loan dated August 30, 2001, maturity of October 10, 2001	281
		Deemed loan dated August 30, 2001, maturity of October 18, 2001	44
		Deemed loan dated August 30, 2001, maturity of October 26, 2001	72
		Deemed loan dated August 30, 2001, maturity of November 9, 2001	55
		Deemed loan dated August 30, 2001, maturity of January 17, 2002	778
		Deemed loan dated September 6, 2001, maturity of October 26, 2001	72
		Deemed loan dated September 6, 2001, maturity of November 9, 2001	63
		Deemed loan dated September 6, 2001, maturity of January 17, 2002	679
		Deemed loan dated September 7, 2001, maturity of December 7, 2001	500
		Deemed loan dated September 13, 2001, maturity of November 9, 2001	37
		Deemed loan dated September 17, 2001, maturity of October 26, 2001	143
		Deemed loan dated September 17, 2001, maturity of January 15, 2002	471
		Deemed loan dated September 20, 2001, maturity of October 26, 2001	143
		Deemed loan dated September 20, 2001, maturity of November 9, 2001	74
		Deemed loan dated September 20, 2001, maturity of January 15, 2002	15,799
		Deemed loan dated September 27, 2001, maturity of November 9, 2001	39
		Deemed loan dated September 27, 2001, maturity of November 12, 2001	452
		Deemed loan dated September 27, 2001, maturity of November 26, 2001	224

Identity of Party Involved	Relationship to Plan, Employer or Other Party in Interest	Description of Transactions	Amount Loaned[a]
		Deemed loan dated September 27, 2001, maturity of January 9, 2002	$ 436
		Deemed loan dated September 27, 2001, maturity of January 15, 2002	187
		Deemed loan dated October 4, 2001, maturity of January 15, 2002	1,510
		Deemed loan dated October 11, 2001, maturity of November 26, 2001	224
		Deemed loan dated October 11, 2001, maturity of November 28, 2001	25
		Deemed loan dated October 11, 2001, maturity of January 15, 2002	855
		Deemed loan dated October 18, 2001, maturity of January 11, 2002	141
		Deemed loan dated October 18, 2001, maturity of January 15, 2002	15,195
		Deemed loan dated October 25, 2001, maturity of November 26, 2001	224
		Deemed loan dated October 25, 2001, maturity of January 15, 2002	653
		Deemed loan dated November 1, 2001, maturity of January 11, 2002	141
		Deemed loan dated November 1, 2001, maturity of January 15, 2002	1,050
		Deemed loan dated November 8, 2001, maturity of December 21, 2001	369
		Deemed loan dated November 8, 2001, maturity of January 15, 2002	88
		Deemed loan dated November 15, 2001, maturity of January 11, 2002	141
		Deemed loan dated November 15, 2001, maturity of January 15, 2002	295
		Deemed loan dated November 29, 2001, maturity of December 21, 2001	547
		Deemed loan dated November 29, 2001, maturity of January 15, 2002	295
		Deemed loan dated November 29, 2001, maturity of January 17, 2002	109

[a]Represents employee contributions and earnings through the maturity date which were remitted on the maturity date.

SIGNATURES

The Plan. Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

By: Lois B. Martin

Lois B. Martin
Chair of the Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	
23.1	- Consent of Independent Public Accountants
99.1	- Temporary Note 3T to Article 3 of Regulation S-X

EXHIBIT 23.1

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 16, 2002, included in this Waste Management Retirement Savings Plan Annual Report on Form 11-K for the year ended December 31, 2001, into Waste Management, Inc.'s previously filed Registration Statement on Form S-8 (Registration No. 333-45062).

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 16, 2002

May 16, 2002

United States Securities and Exchange Commission
Washington, DC 20549

Re: Temporary Note 3T to Article 3 of Regulation S-X

Ladies and Gentlemen:

The Administrative Committee has obtained representation from Arthur Andersen LLP, dated as of May 16, 2002, that states:

"We have audited the statement of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended and have issued our report thereon dated May 16, 2002. We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP is not relevant to this audit."

WASTE MANAGEMENT RETIREMENT
SAVINGS PLAN

By: Lois B. Martin
Lois B. Martin
Chair of the Administrative Committee